Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No.: 333-264453, 333-264453-01, 333-264453-02, 333-264453-04

March 6, 2023

Pricing Term Sheet

March 6, 2023

WarnerMedia Holdings, Inc.

$1,500,000,000 6.412% Senior Notes due 2026 (the “Notes”)

Issuer:	WarnerMedia Holdings, Inc.

Parent Guarantor:	Warner Bros. Discovery, Inc.

Subsidiary Guarantors:	Discovery Communications, LLC, Scripps Networks Interactive, Inc. and, in the future, each wholly-owned domestic subsidiary of the Parent Guarantor that is a borrower or guarantees the payment of any debt under the Senior Credit Facilities or any Material Debt (each as defined in the preliminary prospectus supplement relating to the Notes)

Security Type / Format:	Senior Notes / SEC Registered

Aggregate Principal Amount Offered:	$1,500,000,000

Maturity Date:	March 15, 2026

Coupon (Interest Rate):	6.412%

Price to Public (Issue Price):	100.000% of principal amount

Underwriting Discount:	0.300%

Yield to Maturity:	6.412%

Spread to Benchmark Treasury:	+178 bps

Benchmark Treasury:	UST 4.000% due February 15, 2026

Benchmark Treasury Price and Yield:	98-08 7/8 / 4.632%

Net Proceeds to Issuer:	The Issuer expects the net proceeds from this offering of Notes to be approximately $1.49 billion after deducting the underwriting discounts and estimated expenses related to the offering.

Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2023

Day Count Convention:	30/360

Make-whole Call:	30 basis points (prior to March 15, 2024)

Par Call:	On or after March 15, 2024

Change of Control:	If a change of control triggering event occurs, the Issuer must offer to repurchase the Notes at a purchase price of 101% of the principal amount of Notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Trade Date:	March 6, 2023

Settlement Date:	March 10, 2023 (T+4)

CUSIP / ISIN:	55903V BG7 / US55903VBG77

Ratings*:	Baa3 Moody’s Investors Service, Inc. BBB- Standard & Poor’s Ratings Services BBB- Fitch Ratings Ltd.

Joint Bookrunners:	J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	AmeriVet Securities, Inc. Blaylock Van, LLC Samuel A. Ramirez & Company, Inc. R. Seelaus & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Notes will be made to investors on or about March 10, 2023 which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The Issuer has filed a registration statement (No. 333-264453) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Mizuho Securities USA LLC at 1-866-271-7403 (toll-free) and Wells Fargo Securities, LLC at 1-800-645-3751 (toll-free).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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